Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 19, 2014

RBS Holdings N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO BOX 12925
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-179685 and 333-179685-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Disposal of its Structured Retail Investor Products and Equity Derivatives Businesses

RBS is pleased to announce that it has reached agreement with BNP Paribas S.A. ("BNP Paribas") for the disposal of certain assets and liabilities related to its structured retail investor products and equity derivatives ("IP&ED") businesses, as well as associated market-making activities (the "Proposed Transaction"). The Proposed Transaction is subject to competition approval and it is anticipated that it will be implemented on a phased basis during 2014 and 2015. The consideration is not material within the context of the RBS Group but the Proposed Transaction is expected to transfer risk management of, and/or market making for, up to £15 billion of liabilities over time. The Proposed Transaction is in line with the strategic repositioning and de-risking of the Markets division of the RBS Group as announced in 2013. As part of the Proposed Transaction, where available, statutory transfer schemes will be used to effect a legal transfer of eligible transactions (including securities) to BNP Paribas or one of its affiliates. In particular, RBS and BNP Paribas will work together with the aim of implementing a banking business transfer scheme pursuant to Part VII of the UK Financial Services and Markets Act 2000, which will be subject, amongst other matters, to court and regulatory approvals. In the meantime, there is no requirement for investors to take any action. Any action required in connection with the Proposed Transaction will be communicated in a timely way with a view to ensuring a smooth transition.

This announcement is made by The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.).

For Further Information Contact:

RBS Group Investor Relations Richard O'Connor, Head of Investor Relations +44 207 672 1758	Markets Press Office Rebecca Nelson +44 207 085 7771 / +44 778 523 3851

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V. Registrants

Date:	February 19, 2014	By:	/s/ G. G. Gorter
			Name:	G. G. Gorter
			Title:	Company Secretary